

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2010

Richard Herrera
President
Full Throttle Indoor Kart Racing Inc.
1780 S. Bellaire Street, Suite 835
Denver, CO 80202

> **Re: Full Throttle Indoor Kart Racing Inc.**
> **Registration Statement on Form S-1**
> **Filed June 25, 2010**
> **File No. 333-167799**

Dear Mr. Herrera:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears from your current disclosure that you have not taken any concrete steps to implement your business plan, and therefore may be a "blank check" company under Section (a)(2) of Rule 419 of the Securities Act of 1933. We note, for example, that since the inception of your business you have not generated any revenues, you do not have a concrete plan to lease a kart racing facility, or finance your proposed business, you do not appear to have any dedicated full-time or part-time employees, and although you presented a plan of operation, your website does not appear to be operational, and you appear not to have any other method of reaching potential customers.

2. To the extent you are a blank check company, please revise the document to clearly state that holders of your common stock may not rely on Rule 144 of the Securities Act of 1933 and must register any re-sales of your common stock under the Securities Act of

1933. See the letter dated January 21, 2000 to Ken Worm, Assistant Director of OTC Compliance Unit, NASD Regulation, Inc., from Richard Wulff, Chief, Office of Small Business.

3. If you believe you are not a blank check company, please revise your registration statement throughout to give an accurate representation of the company as of the date of effectiveness. Throughout the filing, you discuss the company's expectations or speak as if certain anticipated products and services currently exist, but such disclosure does not provide investors with the company's actual status. For example, your "Nature of the Business" section on page 10 and "Marketing Strategy" section on page 15 should be preceded with the status of the company in accomplishing these goals.

4. Revise throughout to remove graphics that represent products, services, facilities or other images unless the images depicted are either created, owned or licensed by you.

5. Please file a copy of the executed escrow agreement as an exhibit to your registration statement prior to effectiveness.

6. It appears that you are registering securities pursuant to Rule 415 because the offering will continue for at least 120 days. Please revise your registration cover page to indicate reliance on Rule 415 or advise.

7. Please consider the updating requirements for your financial statements and related consents in accordance with Article 8-08 of Regulation S-X and Item 601(b)(23) of Regulation S-K, respectively, on an ongoing basis.

Prospectus Cover Page

8. Please include, either on the cover page or in the summary section of the prospectus, the complete mailing address and telephone number of your principal executive offices. Refer to Item 503(b) of Regulation S-K.

9. We note your disclosure that the offering may be extended. Please revise the cover page and your plan of distribution section to specify the duration of such extension. In addition, please revise the cover page to clarify the maximum amount of time that the proceeds may be kept in escrow as a result of such extension in the offering period.

Where you can get additional information, page 2

10. Revise the second paragraph to clarify that all material terms of exhibits have been described in the prospectus.

Offering Summary, page 3

11. Revise throughout to express the anticipatory nature of all of your disclosures related to your proposed business. Where you state that your business will have a particular attribute, identify this as a hope or belief.

12. Please revise to quantify your losses for the most recent audited period and disclose your monthly "burn rate" and the amount of time that your present capital will last at this rate here and in the liquidity and capital resources section. Similarly, revise your disclosure on page 7 to clarify how long you expect $430,000 – the funds allocated to fund ongoing operations – to provide funding for your operations.

13. We note your reference to "total entertainment experience" and "realistic thrill of wheel to wheel racing" in the first paragraph of this section. In addition, we note your statement on page 11 that "by achieving the perception of speed at lower velocities, the indoor kart racing experience becomes inherently safer." Please revise the summary section, the section entitled "Why Indoor Kart Racing" on page 10, as well as other parts of your registration statement, to remove marketing language from your registration statement.

14. Please revise your summary risk factors sections to disclose your independent auditor's going concern opinion and to state that you are a development stage company. Also state your net losses, significant expenses, and the amount of cash you have as of the most recent practical date.

Risks Related to Our Business, page 4

15. Please include a separate risk factor to estimate costs of being a public company and describe experience of your officers and directors, if any, in running a public company.

Entertainment expenditures, page 4

16. Revise to reflect the current reality of the present economic crisis and its impact on discretionary spending.

Risks Associated with Investing in Our Common Shares, page 6

17. Please include a separate risk factor that until the minimum amount of the offering is reached, the funds of prospective investors will be held without interest.

We are not required to meet or maintain any listing standards, page 6

18. Since your stock is not currently listed on the OTCBB, please revise this risk factor and your cover page to provide additional disclosure regarding your plans to have your common stock listed on the OTC Bulletin Board subject to the effectiveness of the registration statement.

Use of Proceeds, page 7

19. We note that you will receive net offering proceeds of $2,962,250 (minimum offering) or $3,462,250 (maximum offering). Please tell us where the related costs ($37,750) are included in the tables depicting the use of proceeds.

Dilution, page 8

20. We note the assumed net proceeds set forth in footnotes (1) and (2) to the dilution table. If the net tangible book value was $92,924 prior to the offering, please show us how you derived the post offering pro forma net tangible book values of $3,095,228 and $3,592,228 in paragraphs two and three, respectively, of this section. These balances each appear to be too high. Please revise or advise.

Plan of Distribution, page 8

21. Please revise to state whether investor subscriptions are irrevocable.

The Business of Full Throttle Indoor Kart Racing, page 10

22. Revise this section significantly to describe, in a factual manner only, your business as it exists today and your plan of operation through to anticipated revenue generation. In making these revisions, please remove sections that provide lengthy industry overviews, as a short description should suffice to place your business into context, and remove language and disclosure that is more appropriate to advertising than a disclosure document. For example, please remove your statement "At Full Throttle Indoor Kart Racing We Help Individuals Feed Their Need for Speed! And Businesses Put the Pedal to the Metal!" on page 10 of the registration statement.

23. Throughout where you provide statistical industry information or other factual assertions about the industry, please identify the source and, if the source is not generally publicly available for a low or nominal subscription fee, provide a consent under Rule 436.

Track Memberships, page 13

24. Please revise to provide a brief description and an estimate of various membership levels referred to in this section of the registration statement.

Race Novelty Items, page 14

25. We note your intention to sell racing oriented gifts and collectible items representing NASCAR, F1 and Indy Car. Remove references to these well known brands unless you have existing agreements with them.

Existing Karting Venues, page 18

26. Please revise this section, including the last paragraph on page 18, to exclude information that depicts your competitors in negative light. Instead, briefly describe your competition in this section of the registration statement.

Plan of Operations, page 20

27. We note that you included a detailed description of your business and marketing plans on pages 10 through 18. However, please revise your plan of operations section to discuss your plan to become operational and through to revenue generation. This discussion should include each specific step you intend to take toward this goal, and your intended sources and uses of funds, providing specific time frames and quantifying estimates of these amounts for each step. For example, on page 15 you describe a number of possible revenue sources but do not specify what marketing strategy or strategies you intend to focus on and how soon you intend to implement such strategies. Similarly, on pages 13 and 19 you describe your anticipated track memberships and your competitor's current price structure but do not describe your own anticipated price structure.

28. In light of the stage of development of your business, please revise your disclosure to explain and outline the types of start-up costs you anticipate incurring. In this regard, it may be useful to correlate this discussion to the information in your Use of Proceeds section on page 7, while also detailing the types of costs you expect to incur prior to receiving any funds from this offering.

Liquidity and Capital Resources, page 20

29. As you have not commenced operations and currently have minimal funds to forward your business plan, please revise your disclosure to clearly state the consequences to your business should you be unable to raise sufficient capital through this offering or other means.

30. In this regard, please revise your disclosure to address the fact that your independent accountants have expressed substantial doubt about your ability to continue as a going concern.

Directors and Executive Officers, page 21

31. Revise your executive biographies to limit your discussion to that required by Item 401 of Regulation S-K. Your present disclosure appears to consist of full resumes.

32. We note your disclosure on page 21 that Mr. Herrera is "an avid racing enthusiast and has participated in many forms of automotive racing" and "has been a course worker, race team crew-member and has driven many race car variants." Please revise to clarify

whether his racing experience was recreational or professional. Additionally, please revise to clarify Mr. Herrera's employer during years 2001 to 2003.

Compensation Discussion and Analysis, page 23

33. Please clarify whether your current compensation structure includes salaries or retainers paid to officers or directors. Additionally, please clarify in your use of proceeds section whether you anticipate paying any of your officers or directors from the proceeds received from this offering.

Summary Compensation Table, page 23

34. We note your disclosure of stock-based compensation in the statement of operations on page F-4. Please include all compensation paid to your officers and directors in the executive compensation section. Refer to Item 402 of Regulation S-K.

Board of Director Independence, page 24

35. We note your disclosure that your board is "independent within the meaning of definitions established by the Securities and Exchange Commission or any self-regulatory organization." Please clarify what independence standards you used to make this determination. Refer to Item 407(a) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 26

36. Please include beneficial ownership of securities by your directors and executive officers as a group. Refer to Item 403(b) of Regulation S-K.

37. We note that your beneficial ownership table on page 26 includes six shareholders and your disclosure on page 9 that "as of the date of this prospectus, there are 1,600,000 shares of common stock outstanding held by seven persons." Based on this disclosure, it appears that you did not provide information for one of your five percent beneficial owners. Please advise or revise. Refer to Item 403(a) of Regulation S-K.

Code of Ethics, page 25

38. We note the reference to your website at http://fullthrottleikr.com. However, it appears to be a password-protected website that requires contacting someone at your company to gain access to your website's content. Please clarify whether you will have a functioning and publicly accessible website prior to effectiveness.

Certain Relationships and Related Transactions, page 26

39. We note your disclosure that Mr. Herrera was issued 700,000 shares of your common stock "in consideration of the right, title and interest in and to the rights to the Full Throttle Indoor Kart Racing Business." Please revise to clarify the terms and approximate dollar value of this related party transaction.

Financial Statements for the Period Ended May 31, 2010

Note 1 – Nature of Organization and Significant Accounting Policies, page F-7

40. In connection with the comment 27 above, please revise your disclosure to explain how you will account for start-up costs.

Equipment and Depreciation, page F-7

41. You state that you will begin depreciating this asset "once placed in service." In this regard, please tell us when you acquired this asset, how you define the term "placed in service" and how soon you anticipate that depreciation may begin. Disclose the expected useful life of the fixed asset and how the life was determined. In addition, please explain how you valued the asset at the balance sheet date, and the information used to reach the apparent conclusion that the asset's carrying value is not materially different from its fair value.

Item 15. Recent Sales of Unregistered Securities, page II-2

42. Please update this section to include for each sale of shares the nature and dollar value of consideration received and exemption from registration upon which you relied, including facts upon which you based your reliance upon such exemption. Refer to Item 701 of Regulation S-K.

Item 17. Undertakings, page II-2

43. You do not appear to be incorporating by reference any annual or quarterly report or registering indentures under the Trust Indenture Act of 1939. Please delete undertakings (6) and (9) on pages II-2 and II-3, respectively, or advise.

Signatures, page II-3

44. Please revise your signatures section to comply with Form S-1 requirements. In addition, please have your principal accounting officer or controller and chief financial officer sign the registration statement in their individual capacities.

Exhibit 5.1. Legal Opinion

45. Please have counsel revise to refer to all amendments to the registration statement. In addition, please have counsel confirm that its reference to "the Colorado Corporation and Associations Act" includes all relevant state constitutional and statutory provisions, as well as judicial interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

cc: Denis Brovarove, Esq.
        via fax: (303)-466-4092